Exhibit 99.6

Infosys®

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Performance for the Fourth Quarter ended March 31, 2005

Nandan M. Nilekani

Chief Executive Officer, President and Managing Director

S. Gopalakrishnan

Chief Operating Officer and Deputy Managing Director

© Infosys Technologies Limited 2004-2005

Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and 6-K for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004 and Registration Statement on Form F-3 filed on December 20, 2004 and Amendment No. 1 to Form F-3 filed on January 18, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

© Infosys Technologies Limited 2004-2005 Slide 2

Agenda

Financial Performance

Operational Performance

Client Acquisition & Expansion of Services

Human Resources

Capex and Infrastructure

Outlook for the Future

Summary

© Infosys Technologies Limited 2004-2005 Slide 3

Financial Performance

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Highlights

Indian GAAP—Consolidated This quarter Last quarter FY05

Y-O-Y Growth

Income 47.3% 49.2% 46.9%

PAT from ordinary activities 53.2% 51.4% 48.5%

US GAAP

Y-O-Y Growth

Revenues 50.2% 53.3% 49.8%

Net income 64.9% 57.8% 55.2%

New clients 37 38 136

Repeat business 92.9% 95.0% 95.4%

Headcount—Group

Gross addition 2,506 3,164 14,981

Net addition 1,521 2,280 11,116

Period end headcount 36,750 35,229 36,750

© Infosys Technologies Limited 2004-2005 Slides 5

Infosys®

Highlights (Indian GAAP—Consolidated)

(Rs. crore)

FY2005 Q4 FY2005 Q3 FY2004 Q4 % growth over

Q3 05 Q4 04

Income 1,987.32 1,875.61 1,349.45 5.96 47.27

S/w development expenses 1,041.31 991.48 707.09 5.03 47.27

Gross profit 946.01 884.13 642.36 7.00 47.27

S,G&A expenses 279.30 266.15 193.19 4.94 44.57

Operating profit 666.71 617.98 449.17 7.89 48.43

Depreciation 99.81 73.91 64.42 35.04 54.94

Operating profit after

depreciation 566.90 544.07 384.75 4.20 47.34

Other income 32.29 46.31 1.82 (30.27) 1,674.18

Provision for investments 0.23 (0.39) 0.80 (158.97) (71.25)

Profit Before Tax 598.96 590.77 385.77 1.39 55.26

Provision for tax 85.48 93.43 50.54 (8.51) 69.13

PAT from ordinary activities 513.48 497.34 335.23 3.25 53.17

Exceptional item* 45.19 — — — —

PAT after exceptional item 558.67 497.34 335.23 12.33 66.65

* Profit on sale of investments in Yantra Corporation, net of taxes

© Infosys Technologies Limited 2004-2005 Slide 6

Highlights (Indian GAAP—Annual)

(Rs. crore)

FY2005 % FY2004 % Growth %

Income 7,129.65 100.0 4,852.95 100.0 46.9

S/w development expenses 3,764.66 52.8 2,538.67 52.3 48.3

Gross profit 3,364.99 47.2 2,314.28 47.7 45.4

S,G&A expenses 1,029.98 14.4 720.09 14.8 43.0

Operating profit 2,335.01 32.8 1,594.19 32.9 46.5

Depreciation 286.92 4.0 236.73 4.9 21.2

Operating profit after

depreciation 2,048.09 28.8 1,357.46 28.0 50.9

Other income 123.90 1.7 123.38 2.5 0.4

Provision for investments (0.10) - 9.67 0.2 (101.0)

Profit Before Tax 2,172.09 30.5 1,471.17 30.3 47.6

Provision for tax 325.58 4.6 227.54 4.7 43.1

PAT from ordinary activities 1,846.51 25.9 1,243.63 25.6 48.5

Exceptional item* 45.19 0.6 — — —

PAT after exceptional item 1891.70 26.5 1243.63 25.6 52.1

* Profit on sale of investments in Yantra Corporation, net of taxes

© Infosys Technologies Limited 2004-2005 Slide 7

Balance Sheet Summary

(Rs. crore)

Mar 31, 2005 % Mar 31, 2004%

LIABILITIES

Shareholders’ funds 5,318.76 100 3,343.14 100

Total liabilities 5,318.76 100 3,343.14 100

ASSETS

Fixed assets 1,574.15 30 1,031.86 31

Investments 2.04 0 2.04 0

Deferred tax assets 44.37 1 39.97 1

Current assets

Cash & equivalents* 2,998.01 56 2872.77 86

Accounts receivables 1,322.00 25 651.45 19

Other current assets 810.75 15 513.20 15

Less: Current liabilities (1 .432.56) (27)’ (1.768.15) (52)

Net current assets 3,698.20 69 2,269.27 68

Total assets 5,318.76 100 3,343.14 100

* Includes investment in liquid Mutual Funds

© Infosys Technologies Limited 2004-2005 Slide 8

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Operational Performance

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Geography-wise Revenue

%

FY2005 Q4 FY2005 Q3 FY2004 Q4 FY2005 FY2004

North America 63.9 66.6 65.5 65.2 71.2

Europe 23.3 22.1 20.3 22.3 19.2

India 2.0 2.1 1.2 1.9 1.4

Rest of World 10.8 9.2 13.0 10.6 8.2

Total 100.0 100.0 100.0 100.0 100.0

© Infosys Technologies Limited 2004-2005 Slide 10

Utilization

100.0%

73.2% 71.4% 76.6% 79.3%

0.0%

Including training Excluding training

Q4 FY 2005 73.2% 76.6%

Q3 FY2005 71.4% 79.3%

Q4 FY 2005 Q3 FY 2005

© Infosys Technologies Limited 2004-2005 Slide 10

Revenues by Project type

%

FY 2005 Q4 FY 2005 Q3 FY 2004 Q4 FY 2005 FY 2004

Fixed Price 29.4 31.4 30.6 30.0 33.8

Time & Materials 70.6 68.6 69.4 70.0 66.2

Total 100.0 100.0 100.0 100.0 100.0

© Infosys Technologies Limited 2004-2005 Slide 12

Onsite-Offshore Revenue

%

FY 2005 Q4 FY 2005 Q3 FY 2004 Q4

Onsite 48.1 49.0 53.0

Offshore 51.9 51.0 47.0

Total 100.0 100.0 100.0

© Infosys Technologies Limited 2004-2005 Slide 13

Customer Concentration

Q42005 Q32005 Q4 2004

Client contribution to revenues (%)

Top client 6.3 4.9 6.5

Top 5 clients 21.2 19.8 23.3

Top 10 clients 33.8 32.1 37.1

No. of clients*

Million dollar 166 156 131

Five million+ 71 65 51

Ten million+ 42 37 25

Twenty million+ 19 18 12

Thirty million+ 11 10 6

Forty million+ 8 7 4

Fifty million+ 5 4 3

Sixty million+ 3 3 -

Seventy million+ 1 1 -

Eighty million+ 1 - -

Clients accounting for >5% of revenue 1 - 1

* Last Twelve Month in US dollars

© Infosys Technologies Limited 2004-2005 Slide 14

Infosys®

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Client Acquisition &

Expansion of Services

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Client Acquisition & Expansion of Services

Client acquisitions during the quarter were 37. No. of active clients on March 31, 2005 were 438

Infosys’ Radio-Frequency Identification (RFID) solutions continued to make global corporations more competitive

A global advanced electronics and high technology company is using Infosys’ expertise to comply with an RFID mandate and to build a strategy roadmap for its mobile computing product line

Infosys is developing industry-based RFID scenarios and templates for one of the world’s largest software companies

A leading photography and informational imaging company

is also using Infosys’ RFID solution to meet retail compliance requirements and to manage its supply chain better

© Infosys Technologies Limited 2004-2005 Slide 16

Client Acquisition & Expansion of Services

A large independent distributor of office equipment and document management services is using Infosys’ business intelligence solution for Sarbanes Oxley compliance

Two leading specialty retailers are using Infosys’ expertise to improve their inventory and price integrity

Infosys also developed an end-to-end supply chain transformation solution for a leading food distribution corporation

Infosys is working with a global leader in enterprise mobility computing for product engineering and next-generation product development

© Infosys Technologies Limited 2004-2005 Slide 17

Client Acquisition & Expansion of Services

Infosys is consolidating multiple billing systems for a prominent integrated telecommunications services provider in the US

Infosys enabled a global telecom service provider to set up a regional customer service center to provide data, voice, mobile and CRM services to its Asia Pacific customers

The China division of a global pharmaceutical major sought Infosys’ strategic consultancy services for storage, data center and disaster recovery initiatives

© Infosys Technologies Limited 2004-2005 Slide 18

Client Acquisition & Expansion of Services

Infosys completed a web-based risk management program for a leading mortgage insurance services company in the US

A power and automation technologies leader engaged Infosys in China to assess internal controls for Sarbanes Oxley compliance

A leading investment bank used Infosys’ expertise to implement an enterprise-wide financial messaging solution across multiple geographies

Infosys implemented a strategic reporting solution for the mortgage business of a leading European retail bank and migrated mission-critical databases for a large German independent financial advisor

© Infosys Technologies Limited 2004-2005 Slide 19

Banking Products

Finacle®, the universal banking solution from Infosys, continued to empower banks to transform their business by leveraging next generation technologies

Among the new wins in this quarter include a major financial services group in Western Europe, two leading banks in Central and Eastern Europe, a reputed bank in Australia and one of the largest banks in Egypt

© Infosys Technologies Limited 2004-2005 Slide 20

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Human Resources

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Human Resources*

Gross addition of employees during the quarter was 2,506, out of which 969 were laterals

Net addition of 1,521 employees during the quarter as compared to 2,280 during the quarter ended December 31, 2004

Total employee strength at 36,750 as on March 31, 2005, up from 35,229 as on December 31, 2004

34,417 software professionals as on March 31, 2005, up from 33,051 as on December 31, 2004

Of these software professionals, 1,240 belong to the Banking Business Unit

* For Infosys group

© Infosys Technologies Limited 2004-2005 Slide 22

Infosys®

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Capex and Infrastructure

© Infosys Technologies Limited 2004-2005

Capex and Infrastructure

Capital expenditure of Rs. 244.14 crore was incurred during the quarter

As on March 31, 2005, the company had 69,27,450* sq. ft of space capable of accommodating 33,511 professionals; and 31,76,400 sq. ft under completion capable of accommodating 16,615 professionals

*Excluding subsidiaries

© Infosys Technologies Limited 2004-2005 Slide 24

Infosys®

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Outlook for the Future

© Infosys Technologies Limited 2004-2005

Indian GAAP—Consolidated

Quarter ending June 30, 2005 *

Income from ordinary activities is expected to be between Rs. 2,002 crore and Rs. 2,020 crore; YOY growth of 32%—33%

Earnings per share from ordinary activities is expected to be Rs. 19.30; YOY growth of 33%

Fiscal year ending March 31, 2006

Income from ordinary activities is expected to be between Rs. 8,890 crore and Rs. 9,029 crore; growth of 25%—27%

Earnings per share from ordinary activities is expected to be Rs. 84.6-Rs.85.9; growth of 23%—25%

conversion 1 US$ = Rs. 43.62

© Infosys Technologies Limited 2004-2005 Slide 26

Infosys®

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Summary

© Infosys Technologies Limited 2004-2005

Summary

We have been taking steps towards transforming the way we manage our large accounts

Our clients increasingly see us as a strategic long-term partner who can offer a wide range of services

Pricing has been stable

Our variable compensation plan helped align our employee cost to the growth of business

We have invested back in the business to develop engines of growth

Our investments into growing new services have yielded returns both in terms of revenue as well as value differentiation

© Infosys Technologies Limited 2004-2005 Slide 28

Infosys®

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Thank You

© Infosys Technologies Limited 2004-2005